Exhibit 4.24

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL.

LEASE AGREEMENT

Province / District	:	Kahramankazan/ANKARA
Neighbourhood/ Street / Number	:	Saray Mah., 115. Cad., No: 10-B, Saray Kahramankazan/ANKARA
Type of Leased Property	:	7629.80 m2 combined office / working space and warehouse immovable and open area
Title of the Lessor	:	DOĞRUER ULUSLARARASI NAK. VE DIŞ TİC. A.Ş.
(“Lessor”)
Lessor’s Address	:	Saray Mah., 231. Sok., No:2, Saray Kahramankazan/ANKARA
Lessee’s Name, Surname	:	D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.
(“Lessee”)
Lessee’s Address	:	Kuştepe Mah., Mecidiyeköy Yolu Cad., No:12, Trump Towers Kule 2 Kat:2, Şişli-İstanbul
One Month Rental Equivalent	:	[***] + VAT ([***])
One Year Rental Equivalent	:	[***] + VAT ([***])
Payment of Rent	:	The rental fee shall be paid monthly; within the first 10 (ten) business days of each month in advance to the Lessor’s XXXXX account with IBAN number XXXXX.
Rental Period	:	5 (five) years
Beginning of the Lease	:	01/03/2023
Delivery Status of the Leased Property	:	Clean and ready to use.
Purpose of Use of the Leased Property	:	Office / Working Space

Special Conditions

1.

The lessee shall use the leased property as a workplace/warehouse and leased the said property for this purpose. For the avoidance of doubt, it should be noted that; The Lease Agreement dated 08.09.2022 signed by the parties regarding the leased property has been terminated by mutual agreement of the parties as of the effective date of this Lease Agreement, and the relationship between the parties regarding the leased property is hereinafter subject to the terms and conditions of this Agreement.

2.

The Lessor is obliged to deliver the leased property to the Lessee in a condition suitable for the use intended in the agreement and as the painting, mechanical, electrical and architectural equipment has been made and the fixtures specified in this agreement are new and working, and to keep the Leased Property in this condition during the term of this agreement. Upon the termination of the agreement, the lessee shall leave the leased property as received and with a report.

3.

The Lessor is obliged to carry out all maintenance, repair, modification and renewal operations required due to the ordinary use of the leased premises, including but not limited to the mechanical and electrical systems, whitewash, paint, decoration, exterior and all fixtures of the leased workplace, and the essential repairs that must be made in the leased premises at the expense of the Lessor.

4.

The Lessee is obliged to return the leased property as received, except for wear, deterioration and decrease caused by ordinary use. However, the Lessee is not responsible for any loss, deterioration and/or wear in the leased property due to its contractual use and/or ordinary use.

5.

The Lessor is responsible for all defects in the leased, including those that will arise after the leased has been delivered to the Lessee. In such a case, the Lessee shall notify the Lessor of such defect and the Lessor shall immediately remedy the defect at its own expense. If the defect is not remedied by the Lessor, the Lessee shall make the necessary repairs and maintenance to the Lessor’s account and shall deduct the expenses incurred from the rental price of the next month.

6.

The Lessor agrees that Doğan Online and Doğan Group affiliates and group companies may use the leased place in this lease agreement in the capacity of sub-lessee without the prior written consent of the Lessor. Apart from these, the Lessee may not transfer and assign, sub-lease or transfer the right to use the leased property in whole or in part without the prior written consent of the Lessor.

7.

The lessee may hang all kinds of announcements and signs in the places permitted in the management plan provided that he/she adheres to the management plan of the leased property and pays all kinds of taxes.

8.	The lessee shall be able to make all kinds of renovations and decorations without touching the static structure of the building for the use of the rented place as a workplace. The Lessee is free to take the add-ons and portable decorations made without damaging the main building at the time of leave. The Lessor shall not claim any rights and receivables in this context if the leased property is returned to the Lessor as it was delivered to the Lessee at the beginning.

9.	As of the rental period of the leased property, natural gas, electricity, water, fuel oil fees, telephone and internet expenses and apartment maintenance expenses shall be borne by the Lessee.
10.

Obligations such as compulsory insurance, taxes (including municipal real estate taxes) etc. related to the rented property, ancillary expenses decided by the Lessor and / or the Site and / or Apartment management, and fixture renewal costs belonging to the rented or the environment belong to the Lessor, and the Lessee does not have any responsibility in this context.

11.

The Lessee agrees and undertakes that it will take the Electricity, Water, Natural Gas, Telephone and Internet subscriptions on itself and will pay and close the bills for its period when they leave the leased property.

12.	The lessee shall not pay any fees as a deposit.
13.	Rental fees shall be deposited monthly in advance to the Lessor’s account specified in Article 14 on the first Thursday of each month.
14.

The lease agreement has been concluded for 4 (four) years. If the lessee does not terminate this agreement when the term expires, the agreement is deemed to be automatically extended for 1-year periods. For the automatic extended years, the annual rate of rent increase will be the rate of increase in the CPI (12-month average).

15.

The Lessee may terminate this lease agreement at any time during the term of the agreement without any justification by giving 3 months notice. The Lessee is obliged to pay the rent incurred in this case to the Lessor, but the Lessor accepts and undertakes not to make any claim for the unborn rent. The Lessee is obliged to allow the prospective lessees who want to see the Leased Property after the termination notice to see the property and to hang the for rent / for sale posters, provided that they make an appointment in advance.

16.

In the event that the lessee does not obtain a “Business License” from the municipality to which the leased property is affiliated, the lessee may terminate the lease agreement without compensation immediately after the license application is rejected. In such a case, the Lessee shall pay the rent born for the period until the notice of termination, but shall not pay the unborn rent for the following months. In case a deposit is paid to the Lessor, the Lessor shall immediately return the paid deposit to the Lessee.

17.	The parties are obliged to notify the other party in writing of the address changes within 7 (seven) days. If this notification is not made, the notifications sent to the current address in the agreement will have all legal consequences of a legally valid notification.

18.	The provisions of the Law No. 6570, the Code of Obligations and the relevant legislation shall apply to the matters not covered by this agreement.
19.

The Lessor accepts, declares and undertakes that he/she will not claim any rights/receivables from the Lessee before the beginning of the lease, that it will not demand any fee from the Lessee, and that the Lessee’s obligation to pay the rent will start after the signing of this agreement.

20.	Ankara Courts and Enforcement Offices are authorized in all disputes arising from this agreement.
21.	The parties shall equally pay the Stamp Tax subject to this Agreement.

This 21-article lease agreement was prepared in duplicate and signed by the parties on 01/03/2023 to enter into force on 01/03/2023.

LESSEE	LESSOR

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. (Signed on seal)	DOĞRUER ULUSLARARASI NAK. VE DIŞ TİC. A.Ş. (Signed on seal)